UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ELEVAI LABS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28622K104

(CUSIP Number)

Ross D. Carmel, Esq.

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st floor

New York, NY 10036

(646) 838-1310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28622K104

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Braeden Lichti
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): AF OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒
6	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,823,965(1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 3,823,965(1)
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,823,965(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 22.07%(2)
14	Type of Reporting Person (See Instructions): IN

(1)	Consists of (i) 1,906,414 shares of common stock of Elevai Labs Inc. (“Common Stock”) held by BWL Investments Ltd., a company solely owned and controlled by Braeden Lichti, (ii) 828,000 shares of Common Stock held by BWL Holdings Ltd., a company solely owned and controlled by Braeden Lichti, (iii) 828,000 shares of Common Stock held by NorthStrive Fund II LP., a company solely owned and controlled by Braeden Lichti, (iv) 200,000 shares of Common Stock issuable upon exercise of stock options held by Braeden Lichti, (v) 61,551 shares of Common Stock issuable upon exercise of a warrant held by BWL Investments Ltd., a company solely owned and controlled by Braeden Lichti.
(2)	Based on 17,329,615 shares outstanding, which is the number of shares issued and outstanding as of December 11, 2023 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2023.

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Elevai Labs Inc., a Delaware corporation (the “Issuer” or “Registrant”). The address of the principal executive offices of the Issuer is c/o 120 Newport Center Drive, Ste. 250, Newport Beach, CA 92660; its telephone number is 866-794-4940.

Item 2. Identity and Background.

(a)	Name: Braeden Lichti (the “Reporting Person”).

(b)	The residence or business address: 650 W Georgia St #3200 Vancouver, BC V6B 4P7, Canada.

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The principal occupation of the Reporting Person is Chief Executive Officer of BWL Investments Ltd and NorthStrive Companies Inc., located at 620 Newport Center Drive Suite 1100, Newport Beach, California, 92660.

Mr. Lichti also serves as a Chairman of Hydromer, Inc., located at 4715 Corporate Dr NW Suite 200, Concord, NC 28027.

(d)

Whether or not, during the last five years, the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

No.

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No

(f)	Citizenship: Canada

Item 3. Source and Amount of Funds or Other Consideration.

On June 24, 2020, BWL Investments Ltd., an entity owned and controlled by Mr. Lichti, acquired 2,800,000 shares of Common Stock of the Issuer at $0.006 per share. BWL Investments Ltd. paid the purchase price for the shares in cash.

On September 30, 2020, BWL Investments Ltd., an entity owned and controlled by Mr. Lichti, acquired 110,666 shares of Common Stock of the Issuer at $0.3 per share. BWL Investments Ltd. paid the purchase price for the shares in cash.

On February 9, 2021, Mr. Lichti was granted a stock option to purchase 200,000 shares of Common Stock of the Issuer vesting in accordance with the terms of the stock option agreement and exercisable at $0.60 per share. The stock option was granted to Mr. Lichti as a compensation for his services to the Issuer.

On August 24, 2021, BWL Investments Ltd., an entity owned and controlled by Mr. Lichti, acquired 552,937 shares of Common Stock of the Issuer at $0.3 per share. BWL Investments Ltd. paid the purchase price for the shares in cash.

On April 28, 2022, BWL Investment Ltd., an entity owned and controlled by Mr. Lichti, received a warrant to purchase 61,551 shares of Common Stock of the Issuer, exercisable at $2.012 per share. BWL Investments Ltd. paid the purchase price for the warrant in cash.

On July 15, 2022, BWL Investments Ltd., an entity owned and controlled by Mr. Lichti, acquired 61,551 shares of Common Stock of the Issuer at $0.805 per share. BWL Investments Ltd. paid the purchase price for the shares in cash.

On July 27, 2022, BWL Investments Ltd., an entity owned and controlled by Mr. Lichti, acquired 37,260 shares of Common Stock of the Issuer at $1.341 per share. BWL Investments Ltd. paid the purchase price for the shares in cash.

On December 28, 2023, BWL Investments Ltd. transferred 828,000 shares of Common Stock to NorthStrive Fund II LP, the entity owned and controlled by Braeden Lichti.

On December 28, 2023, BWL Investments Ltd. transferred 828,000 shares of Common Stock to BWL Holdings Ltd., the entity owned and controlled by Braeden Lichti.

Item 4. Purpose of Transaction.

State the purpose or purposes of the acquisition of securities of the Issuer:

The Reporting Person holds the Common Stock and other securities of the Issuer for investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

Any future acquisitions of Common Stock by the Reporting Person will be subject to the Company’s policies, including its insider trading policy, as applicable.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act:

Mr. Lichti owns an aggregate of 3,823,965 shares of Common Stock of the Issuer as follows:

(i)	1,906,414 shares of Common Stock held by BWL Investments Ltd., a company solely owned and controlled by Braeden Lichti,

(ii)	828,000 shares of Common Stock held by BWL Holdings Ltd., a company solely owned and controlled by Braeden Lichti,

(iii)	828,000 shares of Common Stock held by NorthStrive Fund II LP., a company solely owned and controlled by Braeden Lichti,

(iv)	200,000 shares of Common Stock issuable upon exercise of stock options held by Braeden Lichti,

(v)	61,551 shares of Common Stock issuable upon exercise of a warrant held by BWL Investments Ltd., a company solely owned and controlled by Braeden Lichti.

Mr. Lichti owns 22.07% of the Issuer’s shares outstanding, based on 17,329,615 shares outstanding, which is the number of shares issued and outstanding as of December 11, 2023 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2023.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Mr. Lichti has the sole power to vote and to dispose the total amount of shares of Common Stock (3,823,965 shares) held by Mr. Lichti and the legal entities, owned and controlled by Mr. Lichti as described in Item 5(a) above.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§ 240.13d-101), whichever is less, by the persons named in response to paragraph (a).

See Item 3 above.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

Not applicable.

(e) If applicable, state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2024

By:	/s/ Braeden Lichti
Braeden Lichti